April 3, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Electro Scientific Industries, Inc. Request for Withdrawal of Registration Statement on Form S-4 File No. 333-155979

Ladies and Gentlemen:

Electro Scientific Industries, Inc., an Oregon corporation (the “Company”), filed a Registration Statement on Form S-4 (File No. 333-155979) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) on December 8, 2008.

Pursuant to Rule 477 under the Securities Act, the Company requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date of this request for withdrawal. On April 2, 2009, the Company entered into an agreement with Zygo Corporation (“Zygo”) pursuant to which the Company and Zygo agreed to terminate the merger agreement described in the Registration Statement. The Company confirms that no securities have been issued or sold under the Registration Statement.

Please contact Margaret Hill Noto at Stoel Rives LLP at (503) 294-9348 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

ELECTRO SCIENTIFIC INDUSTRIES, INC.

By:	/s/ Kerry Mustoe
Kerry Mustoe
Vice President, Corporate Controller and Chief Accounting Officer